UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 23, 2011

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

22 August 2011

Novo Nordisk A/S – Share repurchase programme

On 11 August 2011 Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount up to DKK 2.1 billion in the period from 11 August 2011 to 25 October 2011.

Since the announcement as of 11 August 2011, the following transactions have been made under the programme:

	Number of	Average	Transaction value,
	shares	purchase price	DKK
Accumulated, last announcement	0		0
11 August 2011	70,000	544.7065	38,129,455
12 August 2011	70,000	564.5115	39,515,805
15 August 2011	70,000	579.9250	40,594,750
16 August 2011	70,000	572.0850	40,045,950
17 August 2011	65,000	574.6400	37,351,600
18 August 2011	65,000	560.5400	36,435,100
19 August 2011	65,000	546.8300	35,543,950
Accumulated under the programme	475,000		267,616,610

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net sale by Novo Nordisk of 51,357 B shares in the period from 4 August 2011 to 18 August 2011. The shares in these transactions were not part of the Safe Harbour repurchase programme.

Company Announcement no 54 / 2011				Page 1 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

With the transactions stated above, Novo Nordisk owns a total of 18,866,697 treasury shares, corresponding to 3.3% of the share capital. The total amount of shares in the company is 580,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares worth DKK 10.0 billion during 2011. As of 19 August 2011, Novo Nordisk has repurchased a total of 11,747,053 B shares equal to a transaction value of DKK 7,179,685,317.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,000 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Media:	Investors:

Anne Margrethe Hauge	Klaus Bülow Davidsen
Tel: (+45) 4442 3450	Tel: (+45) 4442 3176
amhg@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com

In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 987 5800
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 54 / 2011				Page 2 of 2

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 23, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer